Exhibit 99.1

OKYO Pharma Presents and Participates at Upcoming Ophthalmic Scientific Conferences

●	OKYO demonstrates continued commitment to optometry and ophthalmology

London and New York, NY, September 29, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, today announced that it will present and participate at upcoming ophthalmic conferences.

Upcoming Scientific Conferences:

Eyecelerator: October 8, 2026

New Orleans, Louisiana

Presentation Title: Addressing Unmet Needs in Corneal and Anterior Segment Diseases

Presentation Date/Time: Thursday, October 8, 2026, 1:29PM CT

Breakout: Anterior Segment, Room 243-245

Presenter: Robert J. Dempsey, Chief Executive Officer at OKYO Pharma

Moderators: Julie Schallhorn, MD, MS; Kendall Donaldson, MD

American Academy of Optometry takes place September 30 - October 1 in Anaheim where the leadership team will engage leading optometric experts.

American Academy of Ophthalmology takes place October 9-12 in New Orleans where the leadership team will engage with leading ophthalmology experts.

The Company’s continued presence at leading ophthalmic meetings supports its commitment to engaging both optometrists and ophthalmologists, who both play a role in the diagnosis and care of patients with neuropathic corneal pain (NCP).

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO plans to initiate a global Phase 3 pivotal clinical trial in the second half of this year, enrolling approximately 111 patients to evaluate a single-dose regimen of urcosimod for the treatment of NCP.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer

Business Development and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com